Exhibit 6.2

MANAGEMENT SERVICES AGREEMENT

This MANAGEMENT SERVICES AGREEMENT (“Agreement”) is entered into as of this 19th day of April, 2019, by and between ERC Homebuilders 2, Inc., a Delaware corporation with a principal place of business at 2738 Falkenburg Rd. S., Riverview, FL 33578 (“ERCHB2”) and ERC Homebuilders, Inc., a Delaware corporation with a principal place of business at 2738 Falkenburg Rd. S., Riverview, FL 33578 (“Manager”).

WHEREAS, ERCHB2 is a corporation incorporated to develop, own, and operate residential real estate communities; and

WHEREAS, Manager is in the business of developing, building, managing, leasing, and operating residential real estate communities; and

WHEREAS, Manager owns certain intellectual property and business concepts related to developing, building, managing, leasing, and operating residential real estate communities; and

WHEREAS, Manager plans the formation of other similar subsidiary corporations like ERCHB2, and plans therefore to enter into similar agreements with such entities, and should the formation of other similar subsidiaries by Manager occur, these entities are anticipated to reduce in part the amount of funds paid from ERCHB2 to Manager; and

WHEREAS, ERCHB2 wishes to retain Manager as the Manager of the ERCHB2, to manage the business and affairs of ERCHB2 in accordance with the terms and conditions of this Agreement, its Bylaws, and applicable state law.

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Incorporation of Recitals. The Recitals are hereby incorporated in and made a part of the Agreement.

2.            Engagement of Manager. ERCHB2 hereby engages Manager to supervise, direct and control the acquisition, development, management, leasing, operation and promotion of ERCHB2’s locations, which includes, but is not limited to, the exclusive authority to direct, supervise, manage, and operate the real estate acquisition, development, and leasing business on a day-to-day basis.

3.            Manager's Responsibilities and Authority. In connection with the duties assumed or assigned hereunder, Manager shall supervise the operations at ERCHB2’s locations consistent and in accordance with the terms and conditions of this Agreement. Manager's authority, obligations and responsibilities include, but are not limited to, the following:

a)	Manager may negotiate, execute and deliver on behalf of ERCHB2 such agreements, certificates, deeds, deeds of trust, notes, mortgages, leases, security agreements, contracts of sale, and other documents as it deems necessary and appropriate in its sole discretion to give effect to any conveyances, leases, debt obligations and security therefore, and to procure real estate, labor, materials, or services including, without limitation, the services of professionals.

b)	Manager shall determine and implement all personnel policies relating to ERCHB2’s locations, including policies and practices relating to terms and conditions of employment, screening, selection, training, supervision, compensation, bonuses, benefit plans, discipline, discharge, and replacement for all personnel.

c)	Manager shall purchase the following insurance on behalf of ERCHB2 as necessary in Manager’s sole discretion: (i) property insurance on contents as well as improvements and betterments, if necessary; (ii) general liability insurance for premises and operations; (iii) workers compensation and employer’s liability insurance; (iv) hired and non-owned automobile liability insurance; (v) umbrella liability insurance policies; (vi) directors and officers liability insurance; and (vii) group medical, life, accidental death and dismemberment and long-term disability insurance for ERCHB2 employees in accordance with the human resources policies developed by Manager.

d)	Manager shall prepare such budgets and periodic reports for ERCHB2 as it deems necessary and appropriate, and Manager shall provide such budgets and reports to the shareholders of ERCHB2. If ERCHB2 is required to have an annual audit, Manager shall coordinate such audit at ERCHB2’s expense.

e)	Manager shall coordinate, at ERCHB2’s expense, the timely filing of all tax returns required under applicable state and federal laws.

f)	Manager shall hold meetings of directors and shareholders in person or via conference call as necessary or required, or may request that action be taken by written consent; provided, however, that Manager shall act in accordance with the ERCHB2’s Bylaws and applicable laws and regulations in doing so.

g)	Manager shall license to ERCHB2 the intellectual property and business concepts and design necessary to develop single-family home communities and multi-family home communities for lease or sale on the locations ERCHB2 acquires. ERCHB2 will receive a nonexclusive license for all intellectual property rights needed for such business for no charge, or if a charge is required, then at a nominal charge from Manager; provided, however, any intellectual property or business concept expenses related to the acquisition, creation, or development of such intellectual property, including but not limited to the name, interior design of locations, architecture, or staff training, shall be paid by Manager and allocated to the managed corporations pursuant to Section 5 below.

h)	Manager may perform all other acts as may be necessary or appropriate to conduct ERCHB2’s business, subject to all conditions and limitations set forth in the ERCHB2’s Bylaws.

4.            Term and Termination. The initial term of this Agreement is ten (10) years, which shall automatically renew for additional ten (10) year terms. Either party has the right to terminate this Agreement with written notice at least 180 days prior to the end of the current term.

5.            Management Reimbursement Expenses. ERCHB2 shall pay Manager a monthly management expense reimbursement payment (“Management Payment”) in United States Dollars at the place for giving of notice to Manager, or to such other place as Manager shall designate, that shall be due and payable on the 30th day after the end of the each respective month. The Management Payment is calculated as follows:

a)	ERCHB2 will incur direct and indirect capitalized costs and overhead expenses. Direct capitalized costs and overhead expenses will be paid by ERCHB2 directly, but indirect capital costs and overhead expenses will be paid by Manager and then reimbursed by ERCHB2, as follows:

i.	Capitalized costs that are exclusive to ERCHB2 and paid by Manager will be reimbursed in full by ERCHB2. Such costs would include architectural, engineering, land, zoning and other costs directly related to assets belonging to ERCHB2.

ii.	Capitalized costs that are to be shared amongst ERCHB2 and other active subsidiaries managed by Manager will be reimbursed pro-rata based upon the number of active subsidiaries (an active subsidiary is defined as one that has received SEC Qualification for its Reg A Plus offering and has commenced fundraising. Thereafter it is considered active). Manager reserves the right to defer the collection of reimbursements from ERCHB2 and / or other subsidiaries, if it determines that such reimbursements should be shared amongst more or all of its planned subsidiaries. Such costs would include concept design common to all of Manager’s subsidiaries, intellectual properties, technology and other costs related to all of Manager’s subsidiaries and their assets.

b)	Overhead expenses will be fully reimbursed pro-rata to Manager by those subsidiaries that are active at the time such expenses are incurred, based on the following levels:

i.	“Level 1” will require expenses to be reimbursed pro-rata by the number of subsidiaries that are formed and actively procuring funds in their Reg A Plus offerings. While ERCHB2 is the sole subsidiary formed and procuring funds in its Reg A Plus offering (if and when SEC Qualified), it will be the sole entity reimbursing Manager. As future subsidiaries are formed and commence procuring funds under SEC Qualified Reg A Plus offerings, they will contribute to the reimbursement on an equal basis. As an example and further clarification, when there are two that are active and funding, they will share half each, and if or when there are three active and funding subsidiaries, they will share 1/3 each, and so on.

ii.	“Level 2” will require that once subsidiaries commence developing locations, (developing locations is defined as the closing on the purchase of a piece of land by the respective Reg A Plus subsidiary) it will become the “location-count” that determines the sharing of overhead expense reimbursements. As an example, if there are two subsidiaries active, and one of those subsidiaries has two developing locations, then the overhead expense reimbursement will be shared 1/3rd by the subsidiary with one location, and the subsidiary having two locations reimbursing Manager 2/3rd’s. In this manner, overhead expense reimbursement will be shared equally by the number of developing locations.

c)	Manager shall not charge ERCHB2 any “profit fees” or “management fees” in addition to the cost allocations above. Actual Manager expenses that are chargeable to ERCHB2 will be paid by ERCHB2 to Manager without markup. Loans made from Manager to ERCHB2 will be required to be repaid in full at a commercially reasonable rate.

6.            Compliance. Manager shall perform its duties hereunder in compliance with all applicable state and federal laws and regulations.

7.            Assignment. This Agreement is not assignable by either party hereto without the prior written consent of the other party. The terms, promises, covenants and agreements contained in this Agreement shall apply to, be binding upon and inure to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns.

8.            Non-waiver. Failure of either party to enforce any provision of this Agreement shall not operate or be construed as a waiver of any such provision or provisions, nor prevent such party from thereafter enforcing any of its rights with respect to other or further violations of the Agreement.

9.            Entirety. This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and it supersedes all prior written or oral agreements and undertakings with respect to such subject matter. This Agreement may be modified only by a writing signed by both parties to this Agreement.

10.          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of laws provisions.

11.           Notice. All notices, requests, demands, payments and other communications hereunder shall be deemed to have been duly given if sent in writing, by hand delivery or certified mail, to the address set forth in the preamble hereof, or to such other address as may be given to the other party in writing. Notice of change of address shall be effective only upon receipt.

The parties hereto have executed this Management Services Agreement as of the date set forth above.

ERC Homebuilders 2, Inc., a Delaware corporation

By:	/s/ Gerald D. Ellenburg
Gerald D. Ellenburg, Chairman and CEO

ERC Homebuilders, Inc., a Delaware corporation

By:	/s/ Gerald D. Ellenburg
Gerald D. Ellenburg, Chairman and CEO

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